Asian Infrastructure Investment Bank

AIIB Headquarters

Tower A, Asia Financial Center

No.1 Tianchen East Road, Chaoyang District

Beijing 100101

People’s Republic of China

July 25, 2022

Via EDGAR

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Asian Infrastructure Investment Bank –
Registration	Statement under Schedule B (File No. 333-261099)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Asian Infrastructure Investment Bank hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time on July 25, 2022, or as soon thereafter as practicable.

Very truly yours,

/s/ Andrew Cross

Andrew Cross
Chief Financial Officer

cc:	Michael Coco
Tom Kluck
(Securities and Exchange Commission)

Christopher Smith
(Asian Infrastructure Investment Bank)

Krystian Czerniecki
(Sullivan & Cromwell LLP)